Exhibit 99.5
Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005 www.insituform.com	David F. Morris Senior Vice President, General Counsel & Chief Administrative Officer Phone: 636-530-8020 Fax: 636-530-8701 E-mail: dmorris@insituform.com

February 6, 2008

VIA E-MAIL, FACSIMILE AND FEDERAL EXPRESS

TRF Master Fund (Cayman) LP
c/o Turner and Roulstone Management Ltd.
PO Box 2636, Strathvale House
90 North Church Street, Grand Cayman
KY 1-1102, Cayman Islands
Attention: Mr. Matthew J. Diserio – President of Water Asset Management LLC

Re:	Notice of Proposed By-law Amendment and Nominations of Persons for Election to the Board of Directors of Insituform Technologies, Inc. (the “Company”)

Dear Mr. Diserio:

On behalf of the Company, I am writing to confirm receipt of your notice, dated January 24, 2008, of your nomination of five individuals to stand for election to our Board of Directors and your proposal to amend Section 3.02 of Article III of our by-laws at our next annual or special meeting of stockholders of the Company at which directors are to be elected and at any and all adjournments, postponements, reschedulings or continuations thereof.  I have forwarded your notice to the members of our Board of Directors, including our Corporate Governance & Nominating Committee.  Our Board has not yet fixed a date or a record date for our 2008 annual meeting nor determined the Board’s nominees to stand for election.

As you know, our Corporate Governance & Nominating Committee has the responsibility of reviewing and recommending individuals qualified to become members of our Board of Directors.  It is our intention to submit your nominees to the Committee so that it may consider them in determining the Board’s nominees.  The Committee will carefully consider your candidates, taking into account a variety of characteristics, including but not limited to, core competencies, experience, independence, level of commitment, board and company needs and consideration, personal characteristics and other relevant factors, as outlined in our corporate governance outlines, conflict of interest policies and other relevant materials.

The Committee would like to conduct in-person interviews with each of your nominees on February 11 or 12 in New York City, and we would appreciate your making them available.  Please contact Jaime Kleekamp at (636) 530-8063 or me, David Morris, at (636) 530-8020 to schedule the interviews.  As is our usual practice, our Committee will identify and nominate those candidates it believes are in the best position to represent and promote the interests of all of our stockholders.

    Sincerely,

    INSITUFORM TECHNOLOGIES, INC.

    By:
          David F. Morris
           Senior Vice President, General Counsel
          and Chief Administrative Officer

cc:           Board of Directors